CE FRANKLIN LTD.

INFORMATION CIRCULAR

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of CE Franklin Ltd. (the "Corporation" or "CE Franklin") to be voted at the Annual and Special Meeting (the "Meeting") of the holders of Common Shares ("Shareholders") of the Corporation to be held on May 2, 2007 at 2:30 p.m. (Calgary time) in the President’s Room at the Calgary Petroleum Club, 319 – 5 Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting.  The solicitation is intended to be primarily by mail; however, proxies may also be solicited by telephone or in person.  The cost of solicitation will be borne by the Corporation.  Except where otherwise stated, the information contained herein is given as of the 26th day of March 2007.

Record Date

The record date for the determination of CE Franklin Shareholders entitled to receive notice of and to vote at the Meeting is March 30, 2007.  CE Franklin Shareholders whose names have been entered in the share register at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of the holder's shares after such date and the transferee of those shares establishes ownership of the shares and demands, not later than 10 days before the Meeting, to be included in the list of CE Franklin Shareholders eligible to vote at the Meeting, said transferee will be entitled to vote those shares at the Meeting.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are Directors and/or officers of the Corporation and have indicated their willingness to represent as proxy the Shareholders who appoint them.  A Shareholder has the right to appoint a nominee other than the persons designated in the enclosed form of proxy to represent him at the Meeting by inserting the name of his chosen nominee (who need not be a Shareholder) in the space provided for that purpose on the form or by completing another proper form of proxy.  Such a Shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the Shareholder's shares are to be voted.  In any case, the form of proxy should be dated and executed by the Shareholder or his attorney authorized in writing, a copy of which authorization should accompany the proxy.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and deposited with Computershare at 600, 530-8th Avenue S.W., Calgary, Alberta, T2P 3S8, not later than 12:00 noon (Calgary time) on the last business day preceding the day of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it any time before it is exercised by instrument in writing executed by the registered Shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, at which the proxy is to be used.

Voting of Proxies

Each Shareholder may instruct his proxy how to vote his shares by completing the blanks on the form of proxy.  Shares represented by properly executed forms of proxy in favour of the persons designated on the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions made on the forms of proxy on any ballot that may be called for and, if a Shareholder specifies a choice as to any matters to be acted upon, such Shareholder's shares shall be voted accordingly.  In the absence of such instructions or choices, such shares will be voted FOR all matters set out in this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Annual Meeting of Shareholders and with respect to any other matters which may properly come before the Meeting.  The shares represented by the form of proxy will be voted on such matters in accordance with the best judgment of the person voting such shares.  At the time of printing this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Beneficial CE Franklin Shareholders

The information set forth in this section is of significant importance to many CE Franklin Shareholders, as a substantial number of CE Franklin Shareholders do not hold CE Franklin Shares in their own name.  CE Franklin Shareholders who do not hold CE Franklin Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by CE Franklin Shareholders whose names appear on the records of CE Franklin as the registered holders of CE Franklin Shares can be recognized and acted upon at the Meeting.  If CE Franklin Shares are listed in an account statement provided to a CE Franklin Shareholder by a broker, then, in almost all cases, those shares will not be registered in the CE Franklin Shareholder's name on the records of the Corporation.  Such shares will more likely be registered under the names of the CE Franklin Shareholder's broker or an agent of that broker.  In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  CE Franklin Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting CE Franklin Shares for the broker's clients.

If the form of proxy was received by a CE Franklin Shareholder, unsigned, from an intermediary holding CE Franklin Shares on behalf of a CE Franklin Shareholder, the signed proxy must be returned to such intermediary so that the intermediary can vote the CE Franklin Shares on the CE Franklin Shareholder's behalf.

Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the applicable Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by CE Franklin.  However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP").  ADP typically asks Beneficial Shareholders to return the proxy forms to

ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the applicable meeting.  A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote CE Franklin shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the CE Franklin Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered CE Franklin Shareholder and vote the shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The board of directors has fixed March 30, 2007 as the record date for determining Shareholders entitled to receive notice of the Meeting.  A person shown as a Shareholder of record on March 30, 2007 will be entitled to vote the shares then registered in such Shareholder's name, except to the extent that (a) the Shareholder has transferred the ownership of any of such shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands not later than ten days before the Meeting that the transferee's name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

As at March 26, 2007, the Corporation had issued and outstanding 18,310,413 Common Shares, each such share entitling the holder to one vote in respect of each share held.  To the knowledge of the Corporation, after reasonable inquiry, no person or group of persons beneficially own, directly or indirectly, or exercise control over shares carrying more than 10% of the voting rights attached to the Common Shares, except as specified below:

Name	Number of CE Franklin Shares	Percentage of CE Franklin Shares
Smith International, Inc.	9,729,582	53.1%

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid by the Corporation to the Chairman, President and Chief Executive Officer and the Vice President and Chief Financial Officer and the three next most high compensated executive officers whose total salary and bonus exceeded $150,000 in 2006 and who served in such capacities at December 31, 2006, (collectively, the "Named Executive Officers") for services rendered to the Corporation for the periods indicated.

	Annual Compensation				Long-Term Compensation
					Awards		Payouts

Name and Principal Position	Year	Salary *($)	Bonus(1)*($)	Other Annual Compensation(2)*($)	Securities Under Options/ SARs Granted (#)	Performance Shares or Performance Share Units *(#)	LTIP Payouts ($)	All Other Compensation ($)

Michael S. West	2006	377,692	206,000	25,723	--	37,567	--	--
Chairman,	2005	350,000	426,740	23,827	52,405	--	--	--
President and	2004	217,769	243,450	21,291	--	--	--	--
Chief
Executive Officer(3)

Randy D. Henderson	2006	140,308	81,000	15,413	--	11,869	--	--
Vice President	2005	--	--	--	--	--	--	--
and Chief Financial Officer(4)(5)	2004	--	--	--	--	--	--	--

Salvatore Secreti	2006	78,923	--	9,155	--	--	--	--
Vice President	2005	190,000	171,950	22,182	38,430	--	--	--
and Chief Financial Officer(6)	2004	191,632	178,000	21,274	--	--	--	--

James E. Baumgartner	2006	196,346	108,000	19,417	--	13,353	--	--
Vice President,	2005	160,000	226,860	17,288	26,203	--	--	--
Commercial Strategies	2004	126,000	121,550	14,664	--	--	--	--

Maurice (Ron) Brown	2006	188,796	108,000	20,640	--	10,386	--	--
Vice President,	2005	182,735	100,000	14,415	24,019	--	--	--
Sales	2004	181,731	50,000	13,500	--	--	--	--

Timothy M. Ritchie	2006	148,846	108,000	23,429	--	7,418	--	--
Vice President,	2005	144,000	226,860	21,156	28,823	--	--	--
Strategic Initiatives	2004	138,600	134,300	19,875	--	--	--	--
						--	--	--

Notes:

(1)

Bonus amounts are disclosed in the year in which they are earned, not in the year in which they were paid.

(2)

For 2006, amounts in this column include $9,600 for a car allowance, $4,792 for parking and $11,331 for contributions to a group RRSP plan for Mr. West; $5,612 for a car allowance, $2,786 for parking and $7,015 for contributions to a group RRSP plan for Mr. Henderson; $3,988 for a car allowance, $1,852 for parking and $3,315 for contribution to a group RRSP plan for Mr. Secreti; $9,600 for a car allowance and $9,817 for contributions to a group RRSP plan for Mr. Baumgartner; $9,600 for a car allowance, $4,792 for parking and $6,248 for contributions to a group RRSP for Mr. Brown; and $9,600 for a car allowance, $4,898 for parking and $8,931 for contributions to a group RRSP plan for Mr. Ritchie.

(3)

Mr. West was appointed Chairman on December 31, 2003.

(4)

Mr. Henderson joined the Corporation on June 1, 2006 as Vice President and Chief Financial Officer.

(5)

Mr. Henderson ceased to be the Corporation’s Vice President and Chief Financial Officer on January 22, 2007.

(6)

Mr. Secreti retired from the Corporation on May 31, 2006.

Stock Options Granted During 2006

There were no stock options granted in 2006.

Aggregate Option Exercises During 2006 and Option Values at December 31, 2006

The following table sets forth information in respect of the aggregate stock options exercised by the Named Executive Officers during 2006 and the value of unexercised, in-the-money options as at December 31, 2006.  The actual value of the unexercised in-the-money options will be determined by the market price of the Corporation’s common shares on the date such options may be exercised by any of the Named Executive Officers. There is no assurance that the values of such in-the-money options shown in this table will be realized.

			Unexercised Options/SARs at December 31, 2006		Value of Unexercised in-the- Money Options/SARs at December 31, 2006(1)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)

Michael S. West	91,427	1,461,594	33,579	34,398	394,553	410,522
Randy D. Henderson	--	--	--	--	--	--
Salvatore Secreti	110,128	1,831,206	--	--	--	--
James E. Baumgartner	--	--	102,496	17,477	1,204,328	205,354
Maurice (Ron) Brown	15,084	248,530	44,602	16,013	524,074	188,153
Timothy M. Ritchie	--	--	79,571	19,215	934,959	225,776

(1)

The value of unexercised in-the-money options at December 31, 2006 was calculated by determining the difference between the market value of the securities underlying the options at the end of the financial year and the exercise price of such options.  At the end of the most recently completed financial year, the closing price of the Corporation's common shares on the Toronto Stock Exchange was $11.75.

Restricted Share Units Granted During 2006

The Restricted Share Unit awards were determined by assessing the relative prior year performance of the Corporation against its market peers. For 2006, the Corporation’s 2005 performance was accessed to have exceeded the 90th percentile compared to its peers on year over year revenue and earnings growth. The Restricted Share Units granted aligns total compensation earned to the 2005 performance level, as per Restricted Share Unit plan design objectives.  For full discussion of the Restricted Share Unit plan refer to the section Report on Executive Compensation – Long Term Incentive on page 7.

Name	Performance*Share Units *Granted (#)

Michael S. West	37,567
Randy D. Henderson	11,869
James E. Baumgartner	13,353
Maurice (Ron) Brown	10,386
Timothy M. Ritchie	7,418

Stock Option Plan Information

The Corporation's Stock Option Plan (the "Option Plan") was established on September 14, 1993 and was amended on November 21, 1994, October 24, 1995, September 10, 1996, February 12, 1998, April 30, 1998, May 1, 2001 and May 3, 2005, to increase the number of Common Shares issuable under the Option Plan.  The Option Plan provides that the Board of Directors of the Corporation may grant stock options, subject to the terms of the Option Plan, to directors, officers and employees of, and to persons and corporations who provide management or consulting services to, the Corporation and its subsidiaries (collectively, the "Eligible Participants").

Under the Option Plan:

1.

Options may be granted in such numbers and with such vesting provisions as the Board of Directors may determine;

2.

the exercise price of options shall not be less than the "market price" of the Common Shares at the date of granting such option.  For purposes of the Option Plan, "market price" means the closing price of the Common Shares traded through the facilities of the American Stock Exchange or the Toronto Stock Exchange (the "TSX") as expressed in both U.S. dollars and Canadian dollar equivalent at such date;

3.

the maximum term for options is ten years;

4.

the options are not transferable or assignable;

5.

the aggregate number of Common Shares reserved for issuance pursuant to options granted to any one person, when combined with any other share compensation arrangement, may not exceed 5% of the outstanding Common Shares (on a non-diluted basis);

6.

vesting of options may be accelerated at the discretion of the board of directors, in the event that an optionholder ceases to be an Eligible Participant such options shall cease and terminate on the sixtieth day following the date that such optionholder ceased to be an Eligible Participant, and in the event of the death of a holder of options, such options shall be exercisable until the earlier of six months following the death of the holder and the expiry of such options, and in the event of a sale of the Corporation or all or substantially all of its assets or the liquidation or dissolution or merger, amalgamation, consolidation or absorption with or into any other corporation or if any person, firm corporation of related or affiliated persons, firms, corporations make a general offer to any or all of the shareholders of the Corporation to acquire more than 50% of all of the outstanding Common Shares of the Corporation then the board of directors may provide for early exercise or termination or other adjustments of the options; and

7.

the aggregate number of Common Shares that may be reserved for issuance under the Option Plan must not exceed 3,722,786 Common Shares.

As of March 26, 2007 there are 858,686 options outstanding under the Option Plan, representing approximately 4.7% of the issued and outstanding Common Shares.

Certain amendments to the Option Plan are being put forth for approval by Shareholders.  Details regarding these amendments are outlined under "Special Meeting Matters".

As at December 31, 2006, the following table sets forth information with respect to the Corporation's compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(1)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)	Total number of securities issued and issuable under the Corporation's Stock Option Plan as a Percentage of all issued and outstanding securities (d)
Equity compensation plans approved by security holders (Stock Option plan and Performance Share Unit plan)	803,621	$3.59	347,575	6.3%

Equity compensation plans not approved by security holders	N/A	N/A	N/A	N/A
Total	803,621	$3.59	347,575	6.3%

Notes:

(1)

During 2006, the Corporation issued no stock options to purchase Common Shares.

Composition of the Compensation Committee

The Compensation Committee is comprised of David A. Dyck, Victor Stobbe and Douglas L. Rock, all of whom are independent, non-employee directors of the Corporation.  Mr. Rock is currently Chairman, Chief Executive Officer and President of Smith International, Inc. ("Smith") which holds a material interest in the Corporation.  See "Interest of Management and Others in Material Transactions".  During 2006, no member was a current or former officer or employee of the Corporation or any of its subsidiaries.  The Compensation Committee of the Board of Directors is responsible for, among other matters, reviewing the performance objectives and compensation package for the Chairman, President and Chief Executive Officer, recommending compensation and benefits packages for senior management and reviewing and approving fees paid to members of the Board of Directors.

Report on Executive Compensation

During 2006, the Corporation's compensation arrangements for the Named Executive Officers consisted of a combination of base salary (approximately 33% of total compensation); a variable pay bonus plan (approximately 18% of total compensation) and restricted share unit plan (approximately 46% of total compensation).  The objectives of the Corporation's compensation program are: to align the executive's interests with those of Shareholders; to provide market based compensation that is sufficient to attract, retain and reward a high calibre management team; to provide the opportunity to earn total compensation that is above average when performance standards are exceeded, with an emphasis on annual and longer term incentives; and to balance company-wide and operational (individual) performance results.

Salaries

In 2006, the Corporation targeted overall base salary levels at or near the market median considering a peer group of companies, other members of the Petroleum Services Association of Canada ("PSAC"), and prevailing salary levels in a sample of 265 Canadian industrial organisations provided by Hay Consulting.

Base salaries are reviewed annually and actual salary levels will reflect market conditions, individual qualifications and performance of the executive and the performance of the Corporation in the preceding year.

Variable Pay Bonus Plan

Each of the Named Executive Officers is eligible to participate in this plan.  Bonus amounts are determined annually.  The amount of the bonus for any executive officer during 2006 was determined based on actual corporate performance measured against an earnings per share target (100% weighting).  Penalties were then applied to the bonus if the Corporation fell short of targets specified for inventory turns and accounts receivable day’s sales outstanding.  An additional bonus amount was available to be earned for improvements in corporate wide safety results.

The Corporation’s fully diluted earnings per share for 2006 was $1.22, exceeding both the 2006 target of $1.15 and 2005 fully diluted earnings per share of $1.01 (20.8% improvement). Accounts receivable and inventory turn targets were not met resulting in bonus penalties and one of three Safety targets was met resulting in a partial payment for reducing the number of personal injuries more than 30% year over year.

The Named Executive Officers will continue to be eligible for annual bonus awards, based on the performance standards associated with their responsibilities.  The Compensation Committee has approved target performance measures for 2007 and has set an additional bonus for meeting certain targets with respect to safety.

Long Term Incentives

Until 2005, the Named Executive Officers were eligible for annual stock option awards with varying levels of grants related to levels of base salary.  Under the terms of the stock option award guidelines, options were granted from time to time at the discretion of the Board of Directors and upon the approval and recommendation of the Compensation Committee.  All options granted after 2001 had a ten-year term while all options granted prior to 2002 had, and vested, on a basis determined by the Compensation Committee.

Given the "option overhang" as a proportion of shares outstanding created by the number of unexercised stock options granted in previous years to executives of the Corporation, the Named Executive Officers did not receive additional stock options in 2006.  In 2006 the Board of Directors approved the establishment of a restricted stock unit plan (the "RSU Plan")

Pursuant to the terms of the RSU Plan, the Corporation granted restricted stock units ("RSUs") to employees of the Corporation in 2006.  RSUs entitle the holder thereof to receive upon exercise by the holder, but at the election of the Corporation:  (i) a number of Common Shares equal to the number of mature RSUs then held; or (ii) a payment from the Corporation equal to the closing price per Common Share of a stock exchange on which the Common Shares are then listed for trading for each mature RSU then held.  Pursuant to the RSU Plan, the number of RSUs that may be issued in any given year is subject to certain restrictions.  The number of RSUs granted is to be determined in the discretion of the Board of Directors at the time of the granting of the RSUs, as is the term and vesting policies.  There may not be issued any RSUs exceeding 10% of the outstanding issue from time to time and no one eligible RSU recipient can receive RSUs entitling the eligible recipient to acquire more than 5% of the total Common Shares by way of the granting of RSUs.  There may not be issued to any one insider and such insider's associates, within a one-year period, a number of RSUs of the Corporation exceeding 5% of the outstanding issue.

Chairman, President and Chief Executive Officer Compensation

The compensation for the Chairman, President and Chief Executive Officer incorporates a base salary, participation in the variable pay bonus plan and the long term incentive plan, the terms of which are described above under "Salaries", "Variable Pay Bonus Plan" and "Long Term Incentives".  The Chairman, President and Chief Executive Officer's salary, variable pay and long term incentives awards are designed and administrated by the Compensation Committee in the same manner and subject to the same targets as the other Named Executive Officers.

This report is submitted by the Compensation Committee, which consists of:

David A. Dyck	Victor Stobbe	Douglas L. Rock

Corporate Performance Graph

The following graph compares the yearly percentage change in the Corporation's cumulative total Shareholder return on its Common Shares as listed on the American Stock Exchange based on an initial fixed investment of $100 with the cumulative return on the American Stock Exchange Market Value Index and the American Stock Exchange Oil Index.

Compensation of Directors

Mr. West, President and Chief Executive Officer of the Corporation, does not receive any additional compensation for being a member and Chairman of the Board of Directors for the Corporation.  In addition, Mr. Rock and Mr. Kennedy, as nominees of Smith, do not receive compensation for being members of the board of Directors of the corporation.

During 2006, directors were compensated based on a retainer of $30,000 each plus $25,000 for Audit Committee Chair and $15,000 for all other chair positions.  Meeting fees for which they were in attendance of $1,000 per meeting for board meetings, $750 per meeting for committee meetings, and $250 for meetings that they were in attendance by phone for the period January to April 2006.  Meeting fees for May to December were $1,750 per meeting.

Mr. Schnell and Mr. Martin were paid $4,250 and $2,750 in 2006, respectively.  Mr. Stobbe was paid $81,250, Mr. Dyck was paid $68,500, Mr. McClinton was paid $62,500 and Mr. Hogan was paid $55,500.  Directors are also reimbursed for their expenses incurred in respect of each meeting of the directors or special service.

Employees of the Corporation receive no additional compensation for acting as directors of the Corporation.  During 2006 Directors who are not officers of the Corporation or an affiliate of the Corporation were each granted 3,026 deferred share units.  No compensation was paid to any director of the Corporation for their services as consultants or experts to the Corporation.

Mr. Schnell and Mr. Martin retired from the Board of Directors on May 2, 2006, and did not stand for re-election.  The board has agreed to vest, as of May 2, 2006, all 35,050 of their stock options to purchase Common Shares.

Employment Contracts

The Corporation has entered into employment contracts with the Chairman, President and Chief Executive Officer and the Vice President and Chief Financial Officer that provides for payment of up to 24 months and 12 months, respectively, salary if employment is terminated without cause.

Directors' and Officers' Liability Insurance

The Corporation maintains a policy of directors' and officers' liability insurance, the premium for which in 2006 annualized was $185,500 and which is paid for by the Corporation.  The policy has a limit of $25,000,000 and has a $500,000 deductible for the Corporation in Canada and a U.S. $500,000 deductible in the U.S. with respect to judgements, settlements and defence costs for indemnifiable losses.

Indebtedness of Directors and Senior Officers

No directors or senior officers nor any of their associates or affiliates were indebted to the Corporation during 2006.

Corporate Governance

CE Franklin's Board has ultimate responsibility for the way in which the Corporation is managed, including overseeing the conduct of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of the business. The Board's fundamental objectives are to:

•

enhance and preserve long-term shareholder value;

•

ensure the Corporation meets its obligations on an ongoing basis; and

•

ensure the Corporation operates in a reliable and safe manner.

The Board of Directors is responsible for the development of a strategic plan, identifying and controlling the principal risks of the Corporation, succession planning, developing communications policies, and internal control and management systems. The Board discharges its responsibilities directly and through committees.

At regularly scheduled meetings, members of the Board receive and discuss reports from operating and financial management, review the Corporation's overall financial position, and discuss current trends, developments, issues and plans. A budget is reviewed and approved by the Board on an annual basis and a comparison of actual results to budget and prior year’s results is monitored on a quarterly basis pursuant to management reports. Significant transactions or activities outside of the ordinary course of business and activities not contemplated by the budget require Board approval and are considered at additional meetings that are held as required. Informal discussion occurs between management and members of the Board on a regular basis, which facilitates open and candid discussions among independent directors.  The Board meets independently of management and the Chairman at each meeting of the Board, who is not considered independent under securities laws as described below.  The Board met seven times during 2006.

The attendance record for each director for all Board of Directors meetings held for the financial year ended December 31, 2006, is set out below.

Number of Meetings Attended
Name of Director	Board of Directors	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Environment, Health and Safety Committee
Michael S. West	7 of 7	N/A	N/A	N/A	N/A
David A. Dyck	7 of 7	5 of 7	8 of 8	4 of 4	N/A
Michael J.C. Hogan	4 of 4	N/A	N/A	1 of 1	1 of 1
John J. Kennedy	5 of 7	N/A	N/A	N/A	2 of 3
Robert McClinton	4 of 4	4 of 4	N/A	1 of 1	1 of 1
Douglas L. Rock	4 of 7	N/A	8 of 8	3 of 4	N/A
Victor J. Stobbe	7 of 7	7 of 7	8 of 8	N/A	N/A

Board Composition

The Board is composed of seven members, being a size considered appropriate by the Board, having regard to the Corporation's size and complexity. Under National Policy 58-201 Corporate Governance Guidelines ("NP 58-201"), a director is independent if he or she has no direct or indirect material relationship with the Corporation.  A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgement.  In addition, certain individuals are deemed, for the purposes of NP 58-201, to have material relationships with the Corporation, including any individual who is, or has recently been an employee or executive officer of the Corporation, and an individual whose immediate family members is, or has recently been, an executive officer of the Corporation.  Under this definition, the Board has four independent directors as defined under NP 58-201, David A. Dyck, Michael J.C. Hogan, Robert McClinton and Victor J. Stobbe, being a majority of the Board.  Messrs. Michael S. West, Douglas L. Rock and John J. Kennedy are executive officers of the Corporation or Smith and are thus not independent as defined under NP 58-201.

While the Board has adopted a written code of ethical business conduct.  To the extent necessary, and subject to the approval of the Board as a whole, any member of the Board is entitled to engage an outside advisor at the expense of the Corporation. Such outside advisor would be available in the event that a director or executive has a material interest in a transaction or agreement under consideration.  The Corporation is controlled by Smith, which, as of March 26, 2006, owned 53.1% of the outstanding Common Shares of the Corporation.

As of March 26, 2006, approximately 46.9% of the outstanding Common Shares are held by shareholders other than the Corporation's significant shareholder and its affiliates.  The four independent directors do not have any interests in or relationships with the significant shareholder or its affiliates.  Victor J. Stobbe and Douglas L. Rock and Robert McClinton are also directors of reporting issuers other than the Corporation as set forth below:

Name	Reporting Issuer
Robert McClinton	CriticalControl Solutions Corp.

Name	Reporting Issuer
Douglas L. Rock	MoneyGram International, Inc. Smith International, Inc.
Victor J. Stobbe	Trican Well Service Ltd.

Board Committees

The Board has established four committees: the Audit Committee; the Compensation Committee; the Corporate Governance and Nominating Committee; and the Environment, Health and Safety Committee. The Corporation does not have an Executive Committee and utilizes in its place ad hoc committees on an as required basis.

The following is a brief description of the mandate and composition of each Committee.

Audit Committee

The Audit Committee is composed entirely of independent directors - David A. Dyck, Robert McClinton and Victor J. Stobbe. The Audit Committee is responsible for, among other matters, reviewing the Corporation's financial reporting process (including reviewing annual and quarterly financial statements) and enquiring as to the adequacy of internal controls. Although it is management's responsibility to design and implement an effective internal control system, the Audit Committee ensures that management has properly done so. The Audit Committee is also responsible for reviewing the performance of external auditors. The Audit Committee has direct communication channels with the Corporation's external auditors and meets with them on a regular basis without management of CE Franklin present.  The Audit Committee met seven times during 2006.

Compensation Committee

The Compensation Committee is composed of independent directors, being David A. Dyck and Victor J. Stobbe; and Douglas L. Rock, who is a representative of Smith.  The Compensation Committee is responsible for, among other matters, formulating and making recommendations to the Board on compensation issues relating to the directors and senior management, including establishing the compensation philosophy, reviewing the performance of the Chief Executive Officer, and recommending compensation for the Chief Executive Officer and the leadership team. The Compensation Committee also approves the terms and granting of stock options to the leadership team and employees of the Corporation. The Compensation Committee met eight times during 2006.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of three independent directors being David A. Dyck, Michael J.C. Hogan and Robert McClinton and Douglas L. Rock who is a representative of Smith.  The Corporate Governance and Nominating Committee is responsible for, among other matters: monitoring and managing the corporate governance process of the Board, including recommending the number of directors to be elected; recommending nominees, including candidates to fill vacancies; and reviewing the performance and effectiveness of the Board and each member of the Board. The Corporate Governance and Nominating Committee assesses the suitability of potential candidates by way of a selection assessment that includes a wide array of factors deemed appropriate all in the context of the perceived needs of the Board and the Corporation at the time.  The Corporation provides formal education programs for new directors and provides such orientation and information as individual directors may request on an ongoing basis.  The Corporate Governance and Nominating Committee met four times during 2006.

Environment, Health and Safety Committee

The Environment, Health and Safety Committee is comprised of two independent directors being Michael J.C. Hogan, Robert McClinton; and John J. Kennedy, who is a representative of Smith.  The Environment, Heath and Safety Committee is responsible for, among other matters, monitoring the management of the Corporation's environmental, health and safety risks, liabilities, policies, practices and procedures. The Environment, Health and Safety Committee met three times during 2006.

Expectation of Management

The Board relies on management to provide the information that the Board requires to properly perform its duties and expects management to keep it apprised of matters affecting the Corporation, significant risks and opportunities available to the Corporation. While the Board has not established specific position descriptions for the Chairman and Chief Executive Officer, or determined specific corporate objectives that the Chief Executive Officer is responsible for meeting, the Board does not feel that the lack of such specific descriptions, objectives or mandate compromises the effectiveness of the governance of the Corporation. Due to the relatively small size of the Board and of the Corporation, the effectiveness of management generally and of the Chief Executive Officer specifically can be determined on a more informal basis.

Shareholder Feedback

The Corporation has one employee, Cheryl Bourget, Executive Assistant, with designated responsibility for investor relations. Every shareholder enquiry receives a prompt response and significant shareholder concerns are reported to management and, where appropriate, the Board.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

John J. Kennedy and Douglas L. Rock are directors of the Corporation.  Mr. Rock is President, Chief Executive Officer and Chairman of the Board of Smith (which holds 9,729,582 CE Franklin Shares representing approximately 53.1% of the issued and outstanding CE Franklin Shares) and Mr. Kennedy is President and Chief Executive Officer and a director of Wilson, a wholly-owned subsidiary of Smith.  During 2006, the Corporation purchased inventory in the ordinary course of business, and at market rates, from affiliates of Smith.

BUSINESS OF THE MEETING

ANNUAL MEETING MATTERS

Election of Directors

The board presently consists of seven directors.  It is proposed that seven directors be elected to serve until the next annual meeting or until their successors are duly elected, unless their offices are earlier vacated.  The term of office of all the present directors expires upon the election of their successors.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the applicable nominees set forth below.  Management does not contemplate that any of the nominees will be unable to serve as director, however, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.  Information is given below with respect to each nominee for election as a director.

Name, Position with Corporation and Municipality of Residence	Principal Occupation	Shares Owned Beneficially or Controlled(1)	Number of Deferred Share Units Held	Director Since

Michael S. West Director and Chairman, President and Chief Executive Officer Calgary, Alberta

Director, President and Chief Executive Officer of the Corporation since January 15, 2002.  Mr. West was appointed Chairman of the Board on December 31, 2003; prior thereto Mr. West was Vice President, Operations with a national distributor of supplies to the energy industry.

		Nil	Nil	January 15, 2002
David A. Dyck(2) (3) (4) Director Calgary, Alberta	Vice President, Finance and Chief Financial Officer of Western Oil Sands Inc. (oil production) from April 2000 to present. Prior thereto, Senior Vice President, Finance and Administration and Chief Financial Officer of Summit Resources Limited (oil and gas exploration and production).	Nil	3,026	May 4, 2004
Michael J.C. Hogan(2) (4) Director Calgary, Alberta	President and Chief Executive Officer of Enact Power Ltd. since June 2001. Prior thereto also President of Hogan Energy consulting Corp. since 1998.	Nil	3,026	May 2, 2006
John J. Kennedy(5) Director Houston, Texas	President and Chief Executive Officer of Wilson.	Nil	Nil	July 14, 1999
Robert McClinton(2) (4) (5) Director Calgary, Alberta	Director of CriticalControl Solutions Corp. Prior thereto, President and Chief Executive Officer of BMP Energy Systems Ltd. from May 1998 to March 2005.	Nil	3,026	May 2, 2006
Douglas L. Rock(2) (3) Director Houston, Texas	Chairman and Chief Executive Officer of Smith International, Inc.	Nil	Nil	July 14, 1999

Name, Position with Corporation and Municipality of Residence	Principal Occupation	Shares Owned Beneficially or Controlled(1)	Number of Deferred Share Units Held	Director Since
Victor Stobbe(3) (4) Director Okotoks, Alberta	Chief Financial Officer of Wave Energy Ltd. (oil and gas exploration and production). Formerly President of American Leduc Petroleums Ltd. (oil and gas exploration and production) from October 1997 to October 2003.	9,600	3,026	August 6, 2003

Notes:

(1)

The information as to the number of Common Shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

(2)

Member of Corporate Governance and Nominating Committee.

(3)

Member of Compensation Committee.

(4)

Member of Audit Committee.

(5)

Member of Environment, Health & Safety Committee.

Except as disclosed, each of the foregoing nominees has held his present principal occupation with his current employer or other positions with the same firm throughout the last five years.

Appointment of Auditors

Unless proxies are marked to withhold authority to vote for, the persons named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed, at a remuneration to be fixed by the board of directors.  PricewaterhouseCoopers LLP or its predecessor, Coopers & Lybrand, has been the auditors of the Corporation since February 1993.

The following table summarizes the total fees paid to PricewaterhouseCoopers LLP, the external auditor of the corporation, for the year ended December 31, 2006.

Year-Ended December 31,	2006	2005
	(thousands of Cdn. Dollars)

Audit fees(1)	$ 445	$ 231
Audit related fees	7	39
Tax fees(2)	20	197
	$ 472	$ 467

(1)

Audit fees include professional services for the audit of the 2006 financial statements and internal control over financial reporting, review of quarterly financial statements and annual filing documents.  The Audit Committee approved 100% of these fees.

(2)

Tax fees include professional services with respect to reviewing tax returns, tax advice, tax planning.  The Audit Committee approved 100% of these fees.

The Corporation’s audit committee policy states all auditing services and non-audit services provided to the Corporation by the Corporation’s auditors shall, to the extent and in the manner required by applicable law or regulation, be pre-approved by the Audit Committee of the Corporation.  In no circumstances, shall the Corporation’s auditor provide any non-audit services that are prohibited by applicable law or regulation.

SPECIAL MEETING MATTERS

Approval of Amendments to the Stock Option Plan

The Board has approved amendments to the Option Plan. The purpose of the Option Plan is to provide effective long-term incentives to Eligible Participants and any subsidiaries by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation.

Pursuant to the existing terms of the Option Plan, the Board of Directors may from time to time, in its discretion, and in accordance with applicable regulatory requirements, grant to Eligible Participants, options to purchase Common Shares, provided that the aggregate number of Common Shares reserved for issuance under any other stock compensation arrangement does not exceed 3,722,786 Common Shares.  This type of plan is known as a fixed number plan because the number of options that are capable of being granted is fixed.  Since the adoption of the Option Plan, a number of amendments have been approved increasing the number of options capable of being granted.  At the Meeting, Shareholders will be asked to approve a resolution amending the Option Plan to allow for a 'rolling' number of options to be capable of being granted.  Specifically, it is being proposed that the number of options capable of being granted and any other Common Shares capable of being issued in connection with the Corporation's compensation arrangements, which would include any Common Shares to be issued in connection with the PSU Plan, be limited to 10% of the Corporation's issued and outstanding Common Shares.  The Board believes it is in the best interests of the Corporation to amend the Option Plan to allow for a 'rolling' option plan.

Also, under the existing terms of the Option Plan, the Board of Directors has the right to amend or discontinue the terms and conditions of the Option Plan from time to time.  Any amendments will be subject to the prior consent of any applicable regulatory bodies, including the TSX.  Amendments and termination will take effect only with respect to options issued thereafter, provided that they may apply to any options previously issued with the mutual consent of the Corporation and the optionees holding the stock options.

The security based compensation rules of the TSX (the "TSX Rules") are being amended to disallow a general amendment provision of the Option Plan whereby the Board may make amendments to the Option Plan, subject only to Board of Directors approval and TSX approval, and instead the TSX will be requiring the Option Plan to specify if securityholder approval is required for each type of amendment to the Option Plan.

The Board of Directors believes it is in the best interests of the Corporation to amend the Option Plan to include detailed amending provisions that specify the types of amendments that may be made by the Board of Directors without requiring Shareholder approval.  In permitting the Board of Directors to make changes to the Option Plan, it will remove the necessity to receive Shareholder approval for any changes to the Option Plan, including housekeeping items.

Shareholders are being asked to consider and, if thought fit, pass an ordinary resolution approving the Amendments to the Option Plan.  A copy of the Option Plan can be obtained by Shareholders, upon request to the Corporate Secretary of the Corporation.

The following is the text of the ordinary resolution to be considered at the meeting:

"BE IT RESOLVED THAT:

8.

The Option Plan be amended by:

Deleting paragraph 2 of the Option Plan in its entirety and replacing it with the following:

The aggregate number of shares that may be reserved for issuance under the Plan, together with any shares reserved for issuance under any other compensation arrangement, including but not limited to the Corporation's Performance Share Unit Plan, must not exceed 10% of the number of shares, on a non-diluted basis, outstanding at that time.  The "reloading" of options, as described in the Toronto Stock Exchange Staff Notice #2004-0002 is permitted under the Plan.  This prescribed maximum may be subsequently increased to any other specified amount, provided the change is authorized by a vote of the shareholders of the Corporation.  If any options granted under this Plan shall expire, terminate or be cancelled for any reason without having been exercised in full, any unpurchased shares to which such options relate shall be available for the purposes of the granting of further options under this Plan.  No fractional shares may be purchased or issued hereunder.

2.

Deleting paragraph 16 of the Option Plan in its entirety and replacing it with the following:

The Board of Directors retains the right to amend from time to time or to suspend, terminate, or discontinue the terms and conditions of the Plan by resolution of the Board.  Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the American Stock Exchange and the Toronto Stock Exchange.  Any amendment to the Plan shall take effect only with respect to Options granted after the effective date of such amendment, provided that it may apply to any outstanding Options with the mutual consent of the Corporation and the holders of any such Options.  The Board of Directors shall have the power and authority to approve amendments relating to the Plan or a specific Option without further approval of the shareholders, to the extent that such amendment:

(a)

is for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)

is necessary to comply with applicable law or the requirements of any stock exchange on which the shares are listed;

(c)

is an amendment to the Plan respecting administration and eligibility for participation under the Plan;

(d)

changes the terms and conditions on which Options may be or have been granted pursuant to the Plan including the re-pricing of such Options and changes to the vesting provisions and Option term;

(e)

alters, extends or accelerates the terms of vesting applicable to any Option;

(f)

changes the termination provisions of an Option or the Plan which does not entail an extension beyond the original expiry date; or

(g)

is an amendment to the Plan of a "housekeeping nature";

(h)

provided that in the case of any alteration, amendment or variance referred to in paragraph (a) or (b) of this paragraph 16, the alteration, amendment or variance does not:

(i)

amend the number of shares issuable under the Plan;

(ii)

add any form of financial assistance by the Corporation for the exercise of any Option;

(iii)

result in a material or unreasonable dilution in the number of outstanding shares or any material benefit to an person eligible to receive Options; or

(iv)

change the class of eligible participants to the Plan which would have the potential of broadening or increasing participation by insiders of the Corporation.

Without limiting the generality of the foregoing, but subject to any required approval of any regulatory authority or stock exchange, the Board of Directors may amend the exercise price, the Option term and the termination provisions of Options granted pursuant to the Plan, without shareholder approval, provided that if the Board proposes to reduce the exercise price or extend the terms of Options granted to insiders of the Corporation pursuant to the Plan, such amendments will require shareholder approval."

In order to be effective, the resolution approving the amendments to the Option Plan must be approved by a majority of votes cast at the Meeting, other than votes attaching to the Common Shares owned by insiders of the Corporation (as defined in the Securities Act (Alberta)) to whom securities may be issued under the Option Plan, and associates thereof.  As at March 26, 2007, to the knowledge of the Corporation, such insiders of the Corporation and their associates hold 16,815 Common Shares which will be excluded from voting in respect of this resolution.

APPENDIX A

CE FRANKLIN LTD. (the "Corporation")

BOARD OF DIRECTORS (the "Board")

TERMS OF REFERENCE

A.

OBJECTIVES

The Board has the responsibility to oversee the conduct of the business of the Corporation and to supervise management which is responsible for the day-to-day conduct of the business.  The Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure that the Corporation meets its obligations on an ongoing basis and to ensure that the Corporation operates in a reliable and safe manner.  In performing its functions, the Board should consider the legitimate interests its stakeholders such as employees, customers and communities may have in the Corporation.  In supervising the conduct of the business, the Board, through the Chief Executive Officer of the Corporation (the "CEO"), shall set the standards of conduct for the enterprise.

B.

CONSTITUTION

1.

Chairman of the Board

The directors shall appoint a chairman (the "Chairman") from amongst their number.  If the Chairman of the Board is not present at any meeting of the Board, the Chairman of the meeting shall be chosen by the Board from among the directors present.  The Chairman presiding at any meeting of the Committee shall have a casting vote in case of deadlock.  The Board shall also appoint a Secretary who need not be a director of the Corporation.

2.

Size of Board

The Board should have five independent members to ensure that there are sufficient independent members for committee work.  Subject to the foregoing, the Board should be of such a size that the Corporation's stakeholders are properly represented.

3.

Majority of Independent Directors

The Board will have a majority of directors who shall be independent and unrelated, as set forth in applicable securities laws, rules or guidelines or by any stock exchange on which the Corporation’s securities are listed for trading.  The Board must determine, based on all of the relevant facts and circumstances, whether each director satisfies the criteria for independence and must disclose each of these determinations. The Board may adopt and disclose categorical standards to assist it in making such determinations and may make a general disclosure if each director meets these standards.  Any determination of independence for a director who does not meet these standards, however, must be specifically explained.

4.

Board Membership Criteria

The Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity.  This assessment will include an individual's qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board.

Directors should advise the Chairman of the Board and the chair of the Corporate Governance and Nominating Committee in advance of accepting an invitation to serve on another public Corporation board.

Exceptional candidates who do not meet all of these criteria may still be considered.

5.

New Directors

The Corporate Governance and Nominating Committee shall, as one of its responsibilities, recommend director candidates to the full Board.  Nominees for directorship will be selected by the Corporate Governance and Nominating Committee in accordance with the policies and principles in its terms of reference.  The Corporate Governance and Nominating Committee will maintain an orientation program for new directors.

6.

Retirement

a.

Term Limits.  The Board does not favour term limits for directors, but believes that it is important to monitor overall Board performance.  Therefore, the Corporate Governance and Nominating Committee shall review each director's continuation on the Board every three years.  This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board.

b.

Resignation Policy - Retirement.    In order to provide access to new qualified directors, directors shall offer to resign from the Board upon reaching 70 years of age.  The Corporate Governance and Nominating Committee shall consider the resignation and accept it when appropriate in light of overall Board composition and effectiveness.

c.

Resignation Policy - Non-independent Directors.  Non-independent directors shall offer to resign from the Board upon their resignation, removal or retirement as an officer of the Corporation.

d.

Directors Changing Their Present Job Responsibilities.  The Board expects directors to offer to resign from the Board upon a change in their business position including, without limitation, retirement from the position on which their original nomination was based.  It is not the sense of the Board that in every instance the directors who retire or change from the position they held when they came on the Board should necessarily leave the Board.  There should, however, be an opportunity for the Board through the Corporate Governance and Nominating Committee to review the continued appropriateness of Board membership under the circumstances.

C.

MEETINGS AND MINUTES

1.

The time and place of meetings of the Board and the procedures at such meetings shall be determined from time to time by the directors provided that:

a.

a quorum for meetings shall be four directors, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

b.

the Chairman and Chief Executive Officer should establish the agenda for Board meetings, however, each Board member is free to suggest the inclusion of items on the agenda and is free to raise at any Board meeting subjects that are not on the agenda for that meeting;

c.

the Board will meet at least annually in executive session without the management directors and any members of the Corporation’s management, whether or not they are directors, who may otherwise be present;

d.

there may be, but does not need to be, a single presiding director at all executive sessions; however, the directors meeting in executive session shall have and disclose a procedure by which a presiding director shall be selected for each executive session (if, however, one director is chosen to preside at all executive sessions, his or her name shall be disclosed in the annual proxy statement and such statement shall also disclose how interested persons may communicate with any such person or the directors who meet in executive session as a group);

e.

notice of the time and place of every meeting shall be given in writing or facsimile communication to each director at least 48 hours prior to the time fixed for such meeting provided, however, that a director may in any manner waive a notice of a meeting and attendance of a director at a meeting is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

f.

written materials, which shall in all events include recent financial information, for use at Board meetings shall be distributed in writing or facsimile communication to each director sufficiently in advance of the time fixed for such meeting to permit meaningful review;

g.

the Board shall at all times have the right to determine who shall and shall not be present, including the attendance of key executive officers, at any part of the meetings of the Board; and

h.

the Board shall hold a minimum of four meetings per year and shall meet at least quarterly.

2.

All deliberations, recommendations and decisions of the Board shall be recorded by the Secretary in the minutes of the meetings of the Board, such minutes to be circulated to the directors prior to the next Board meeting.

D.

PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself.  The Board retains the responsibility for:

1.

managing its own affairs, including nominating candidates for election to the Board, constituting committees of the Board and determining director compensation upon the recommendation of a committee of the Board; and

2.

engaging any necessary internal and/or external advisors.

E.

DUTIES AND RESPONSIBILITIES

1.

Legal Requirements

a.

The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

b.

The Board has the statutory responsibility to:

i.

exercise the powers of the Corporation directly or indirectly through the employees and agents of the Corporation;

ii.

direct the management of the business and affairs of the Corporation; and

iii.

act in accordance with its obligations contained in:

a.

the Business Corporations Act (Alberta) (the "ABCA"), as may be amended from time to time, and the regulations thereto;

b.

the Corporation's articles and by-laws;

c.

applicable Canadian and U.S. securities legislation;

d.

the rules and policies of the Toronto Stock Exchange and the American Stock Exchange; and

e.

other relevant legislation and regulations.

c.

The directors in exercising their powers and discharging their duties must:

i.

exercise their business judgment and act honestly and in good faith with a view to the best interests of the Corporation; and

ii.

exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

d.

In discharging the obligations set forth in Section E.1(c) above, directors should be entitled to rely on the honesty and integrity of the Corporation’s officers, employees, outside advisors and independent auditors.

e.

The directors are expected to:

i.

attend board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities; and

ii.

review meeting materials prior to Board meetings and meetings of the committees and, when possible, should communicate in advance of meetings any questions or concerns that they wish to discuss so that management will be prepared to address the same.

Each director’s attendance at, and preparation for, Board meetings and meetings of the committees on which they serve, shall be considered by the Corporate Governance and Nominating Committee when recommending director nominees.

f.

The Board has the statutory responsibility for considering the following matters as a full Board which, pursuant to the ABCA, may not be delegated to management or to a committee of the Board:

i.

any submission to the shareholders of a question or matter requiring the approval of the shareholders;

ii.

the filling of a vacancy among the directors or in the office of auditor;

iii.

the issuance of securities generally (provided that the issuance of securities in a manner and on terms authorized by the Board may be delegated);

iv.

the declaration of dividends;

v.

the purchase, redemption or any other form of acquisition of shares issued by the Corporation (provided that the purchase, redemption or other form of acquisition of shares issued by the Corporation in a manner and on terms authorized by the Board may be delegated);

vi.

the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person or procuring or agreeing to procure purchases for any such shares;

vii.

the approval of management proxy circulars;

viii.

the approval of annual financial statements of the Corporation; and

ix.

the adoption, amendment or repeal of by-laws of the Corporation.

g.

The Board has constituted and delegated certain of its duties and responsibilities to the following committees of the Board:

i.

Audit;

ii.

Compensation;

iii.

Corporate Governance and Nominating; and

iv.

Environment, Health and Safety;

the scope, duties and responsibilities of which are mandated in their respective terms of reference.

2.

Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through its committees in developing and approving a statement of the mission of the business of the Corporation and the strategy by which it proposes to achieve these goals.

3.

Managing Risk

The Board and its committees have the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

4.

Appointing, Training and Monitoring Senior Management

The Board and its committees have the responsibility:

a.

to appoint the CEO upon recommendations of the Corporate Governance and Nominating Committee, to monitor and assess CEO performance, to determine CEO compensation and to provide annually advice and counsel in the execution of the CEO's duties;

b.

to approve the appointment and remuneration of all corporate officers, acting upon the advice of the CEO and the Compensation Committee; and

c.

to ensure that adequate provision has been made to train and develop management and for the orderly succession of management.

5.

Policies, Procedures and Compliance

The Board and its committees have the responsibility:

a.

to ensure that the Corporation operates at all times within applicable laws and regulations and ethical and moral standards;

b.

to approve the Corporation's code of ethics and monitor compliance with such code of ethics;

c.

to approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

d.

to ensure the Corporation sets environmental standards in its operations and is in compliance with environmental laws and legislation; and

e.

to ensure the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

6.

Reporting and Communication

The Board and its committees have the responsibility:

a.

to ensure the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

b.

to ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

c.

to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

d.

to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

e.

to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

7.

Monitoring and Acting

The Board and its committees have the responsibility:

a.

to monitor the Corporation's progress towards its goals and objectives end to revise and alter its direction through management in response to changing circumstances;

b.

to take action when performance falls short of goals and objectives or when other special circumstances warrant; and

c.

to ensure that the Corporation has implemented adequate control and information systems which ensure the effective discharge of its responsibilities.

8.

Conflicts of Interest

Directors shall avoid any action, position or interest that conflicts with an interest of the Corporation, or gives the appearance of a conflict.  The Corporation annually solicits information from directors in order to monitor potential conflicts of interest and directors are expected to be mindful of their fiduciary obligations to the Corporation.

9.

Share Ownership by Directors

The Board believes that the number of shares of the Corporation’s stock owned by each director is a personal decision, and encourages stock ownership.

10.

Director Compensation

The form and amount of director compensation will be determined by the Compensation Committee in accordance with the policies and principles set forth in its terms of reference.  The Board is aware that questions as to directors' independence may be raised when directors' fees and emoluments exceed what is customary.  Similar concerns may be raised when the Corporation makes substantial charitable contributions to organizations in which a director is affiliated, or enters into consulting contracts with (or provides other indirect forms of compensation to) a director.  The Board will critically evaluate each of these matters when determining the form and amount of director compensation.

11.

Continuing Director Education

The Corporate Governance and Nominating Committee will maintain orientation programs for new directors and continuing education programs for all directors.

12.

Assessing Board Performance

The Board will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively.  The Corporate Governance and Nominating Committee will receive comments from all directors as to the Board's performance and report annually to the Board with an assessment of the Board's performance, to be discussed with the full Board following the end of each fiscal year.

13.

Access to Officers and Employees

Board members have complete and open access to the Corporation's Chief Executive Officer, Chief Financial Officer, General Counsel and Chief Compliance Officer.  Board members who wish to have access to other members of management should coordinate such access through one of the foregoing.

14.

Interaction with Third Parties

The Board believes that management should speak for the Corporation and that the Chairman should speak for the Board.

15.

Board Authority

The Board and each committee have the power to hire independent legal, financial or other advisors, as they may deem necessary, without consulting or obtaining the approval of any officer of the Corporation in advance.  Information learned during the course of service on the Board is to be held confidential and used solely in furtherance of the Corporation's business.

16.

Confidentiality

The Board believes maintaining confidentiality of information and deliberations is an imperative.

F.

COMMITTEE ISSUES

1.

Board Committees

The Board will have at all times an Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee and an Environment, Health and Safety Committee.  Each of the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee shall consist solely of independent directors.  Committee members will be appointed by the Board upon recommendation of the Corporate Governance and Nominating Committee with consideration of the desires of individual directors.

The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

2.

Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee chairs should be based on the director’s knowledge, interests and areas of expertise.  The Board does not favour mandatory rotation of committee assignments or chairs.  The Board believes experience and continuity are more important than rotation.  Committee members and chairs may be rotated in response to changes in membership of the Board and in all cases should be rotated only if rotation is likely to increase committee performance.

3.

Committee Terms of Reference

Each committee shall have its own terms of reference.  The terms of reference will set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board.  The terms of reference will also provide that each committee will annually evaluate its own performance.

4.

Frequency and Length of Committee Meetings

The chair of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s terms of reference.

Approved and adopted by the Board on February 2, 2006.

www.cefranklin.com